OSM Shield, Inc



ANNUAL REPORT

275 Main Street, Suite O-211

Edwards, CO 81632

0

https://www.osmshield.com/

This Annual Report is dated June 8, 2022.

BUSINESS

OSM Shield is clean technology - taking an environmentally sustainable approach to applying high-performance fabric finishes to textiles. OSM Shield formulates customized textile finishes to achieve fabric performance attributes specified by its partnering brands. These performance features include repellency stain resistance, stain release, moisture management, and antimicrobial properties.

Our international sales team works with their location-specific connections to introduce our products to new prospective brands and mills. Once the connection has been made and desired fabric attributes have been outlined by the prospective customer, OSM Shield utilizes its unparalleled textile expertise to create an incredibly cost-effective custom finish with the lowest environmental impact possible. Once the unique finishing recipe is finalized and a purchase order has been placed we begin large-scale production at one of our global facilities. Our team then works to seamlessly integrate the finalized OSM fabric finish into the brands existing supply chain and mill processes.

In October 2021, OSM Shield converted from an LLC to a C-Corp. The company is incorporated in the state of Wyoming with Headquarters located in Denver, Colorado.

OSM Shield also has a China-based WOFE (wholly owned foreign entity), Dri Tek Trading (Wuxi) Co., Ltd, which is located outside of Shanghai, China. This entity formulates custom chemistries, fulfills customer orders, and provides support to mills.

OSM Shield technology is currently protected via trade secret and best practices. The company plans to pursuit patents for its future developments.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $2,557,323.00

Number of Securities Sold: 4,001,074

Use of proceeds: R&D, Development of OSM Shield formulations

Date: November 30, 2015

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $525,500.00

Number of Securities Sold: 1,022,367

Use of proceeds: Working capital, inventory

Date: December 31, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $550,000.00

Number of Securities Sold: 1,070,039

Use of proceeds: Working capital, establishing China WOFE

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $820,000.00

Number of Securities Sold: 1,595,311

Use of proceeds: R&D for Zero & V-shield, Working capital

Date: December 04, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue from 2018 to 2019 increased 46% from $675,853 in 2018 to $983,635 in 2019.

Fiscal year 2020 sales declined 20% from $983,635 in 2019 to $789,573 in 2020. The decline in fiscal year 2020 revenue was driven solely by the Covid-19 pandemic, primarily affecting the company's Q1 and Q2 2020 revenue. During this period many countries were under lockdown and stay-at-home orders. Because of the economic uncertainty many retailers, especially in apparel and softlines, paused and/or cancelled supply orders and postponed development work. Sales picked up in the back half of 2020 but not enough to offset the decline in the first half of the year.

2021 year-to-date revenue is $1,572,147, up 100% compared to 2020. This revenue growth is driven by both new customers coming online and growth within existing accounts.

Cost of sales

Cost of sales in fiscal year 2019 was $678,051, an increase of $193,728 or +40% from costs of $484,323 in fiscal year 2018. The cost of sales increase was at a lower rate than the revenue increases due to improved chemical formulations.

Fiscal year 2020 cost of sales were $595,547, a $85,504 decrease. The cost of sales decrease was not as great as the rate of sales decline due to increased raw material costs, which were also pandemic-induced.

Gross margins

2019 gross profit increased by $114,054 over 2018 gross profit and gross margins as a percent of revenues increased from 28.3% in 2018 to 31.1% in 2019. This margin increase was driven by improved chemical formulations which reduced product costs.

Gross profit declined $108,558 in 2020 resulting in a gross margin percent of 25% due to increased raw material costs driven by the pandemic.

2021 year-to-date gross margin percent is 36.3% due to new and more diversified supply sources and improved chemical formulations.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Dri Tek Trading (Wuxi) Ltd, the company's wholly-owned foreign entity (WOFE) located near Shanghai, China which handles a good portion of order fulfillment and mill support in Asia.

Expenses from 2018 to 2019 were unchanged at $965,000. In 2020 expenses increased by approximately $94,000 due to set-up costs of the China WOFE and new fulfillment facility and the hiring of a COO.

Expenses for 2021 are increasing by $365,000 to support expansion into a new laboratory facility in Denver, Colorado, equipment for the development of the Zero technology, and additional laboratory staff.

Historical results and cash flows:

Prior to the pandemic OSM Shield was on-track to become cash flow positive by Q1 2021. The pandemic delayed that timing and we now anticipate being cash flow positive by the back half of 2022.

The primary expense over the past few years has been employee payroll and benefits, which account for approximately 50% of our total expense. Our model only requires a modest scale-up of employees and mostly at a junior level which will keep our future expenses inline with sales.

Additionally, the existing team supports both the ongoing business with our current line of chemistries as well as the research and development work for new product launches like V-Shield and Zero.

In the past the cash needed to support the business was generated by selling equity and through loans from our current investor group. Going forward the cash needed to support the existing business will come through ongoing cash positive operations whereas research and development funds will likely be generated by selling equity.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $33,673.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Mark Walker

Amount Owed: $227,000.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

Creditor: Barbara C. Cooney Trust

Amount Owed: $15,019.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

Creditor: A Herrick Revocable Trust - Family Share

Amount Owed: $116,302.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

Creditor: Douglas Rowe

Amount Owed: $32,711.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

Creditor: Yampa Capital Partners

Amount Owed: $74,127.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

Creditor: K5 Holdings, LLC

Amount Owed: $11,841.00

Interest Rate: 15.0%

Maturity Date: November 30, 2021

Debt may convert to equity at lender's discretion on or after maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark S Walker

Mark S Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder / CEO / Managing Partner

Dates of Service: April 28, 2015 - Present

Responsibilities: Responsible for the overall success of the business and for making top-level managerial decisions.

Position: OSM Shield Board Secretary

Dates of Service: November 15, 2021 - Present

Responsibilities: he Board Secretary shall record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization.

Name: Lauren T Stella

Lauren T Stella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September 16, 2019 - Present

Responsibilities: Oversee operations/supply chain, finance, compliance, HR, and technology to support the business and drive profitability.

Other business experience in the past three years:

Employer: Spyder Active Sports / GBG

Title: VP Operations and Sourcing

Dates of Service: May 21, 2017 - September 06, 2019

Responsibilities: Overseeing all operations/supply chain and sourcing functions for the apparel brand.

Name: Amy D Herrick

Amy D Herrick's current primary role is with Herrick & Co. Amy D Herrick currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Investor / Board Member

Dates of Service: December 18, 2015 - Present

Responsibilities: Investor / Board Member

Other business experience in the past three years:

Employer: Herrick & Co

Title: Consultant

Dates of Service: January 01, 2006 - Present

Responsibilities: Consulting for a family-operated asset management company based in Colorado

Other business experience in the past three years:

Employer: Herrick Partners, LP

Title: Consultant

Dates of Service: January 01, 2006 - Present

Responsibilities: consulting for a family operated investment company.

Name: Lawrence Thuet

Lawrence Thuet's current primary role is with Yampa Capital Partners, LLC. Lawrence Thuet currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Investor / Board Member

Dates of Service: December 18, 2015 - Present

Responsibilities: Investor / Board Member

Other business experience in the past three years:

Employer: Yampa Capital Partners, LLC

Title: Owner

Dates of Service: January 02, 2016 - Present

Responsibilities: Manage all aspects, including investments, of the company.

Name: Pamela Walker

Pamela Walker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Finance & Accounting Manager

Dates of Service: December 01, 2015 - Present

Responsibilities: Finance & Accounting

Other business experience in the past three years:

Employer: BTJ Capital Partners, LLC

Title: Part-time Bookkeeper

Dates of Service: January 01, 2015 - Present

Responsibilities: Handling bookkeeping responsibilities on a part-time/as-needed basis

Name: Jeffrey Kvam

Jeffrey Kvam's current primary role is with SE Capital Partners, LLC. Jeffrey Kvam currently services Limited, board involvement only hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: October 27, 2021 - Present

Responsibilities: Advising management team

Other business experience in the past three years:

Employer: SE Capital Partners, LLC

Title: Partner

Dates of Service: January 01, 2001 - Present

Responsibilities: Oversight of investments and management teams of invested companies.

Name: Mark Stephan

Mark Stephan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: October 27, 2021 - Present

Responsibilities: Advising management team

Other business experience in the past three years:

Employer: Shirley Ryan AbilityLab

Title: Governing Board of Director

Dates of Service: June 01, 2010 - Present

Responsibilities: Board of Directors

Other business experience in the past three years:

Employer: Hadley Institute

Title: Vice Chairman

Dates of Service: January 01, 1997 - Present

Responsibilities: Trustee

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Convertible Preferred Stock

Stockholder Name: A. Herrick Revocable Trust - Family Share

Amount and nature of Beneficial ownership: 2,071,869

Percent of class: 26.95

Title of class: Series A Convertible Preferred Stock

Stockholder Name: Yampa Capital Partners, LLC (Lawrence A. Thuet, Jr. Gift Trust U/A/D 12/12/12)

Amount and nature of Beneficial ownership: 1,660,548

Percent of class: 21.6

RELATED PARTY TRANSACTIONS

Name of Entity: Mark S Walker

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loaned the Company $139,000 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: A. Herrick Revocable Trust - Family Share

Names of 20% owners: Edward Herrick

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loaned the Company $116,302 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: Yampa Capital Partners, LLC

Names of 20% owners: Lawrence Thuet

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loaned the Company $74,127 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: K5 Holdings, LLC

Names of 20% owners: Daniel Kipp

Relationship to Company: Series A Investor

Nature / amount of interest in the transaction: Loaned the Company $11,841 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: Douglas B. Rowe

Relationship to Company: Series A Investor

Nature / amount of interest in the transaction: Loaned the Company $32,711 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: Barbara C Cooney Trust

Names of 20% owners: Barbara C Cooney

Relationship to Company: Series A Investor

Nature / amount of interest in the transaction: Loaned the Company $15,019 in June 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: Mark S Walker

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loaned the Company $50,000 in October 2021.

Material Terms: The amounts are due on November 30, 2021 and accrue interest at 15%. Holder has (1) the right to demand any remaining unpaid balance, (2) elect to convert the note into shares of Preferred Stock at a 30% discount rate, or (3) elect to extend the loan at an increased interest rate.

Name of Entity: Pamela Walker

Relationship to Company: Family member

Nature / amount of interest in the transaction: The Company leases office space owned by the CEO's spouse.

Material Terms: The agreement calls for 24 months of rent at $2,750 per month with an option to extend an additional 12 months.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Series A Convertible Preferred Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,538 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 30,000,000 with a total of 1,325,000 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by the holder.

Material Rights

Amount Outstanding does not include 2,250,000 shares reserved for option issuance.

Transfer Restriction

A shareholder of Class A Common Stock may not Transfer any shares of Class A Common Stock unless the Transfer is made in accordance with the provisions of that certain Class A Shareholders' Agreement made by and among those parties who hold Class A Common Stock as of the date of the incorporation of the Corporation.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Series A Convertible Preferred Stock

The amount of security authorized is 20,000,000 with a total of 6,363,811 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

Material Rights

Conversion Rights

Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into one fully paid and non-assessable share of Class A Common Stock.

Distributions of Available Cash.

Distributions of Available Cash from operations of the Corporation shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Distributions Upon Liquidation of the Corporation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, distributions of its assets shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, then

• Second, to the holders of Series A Convertible Preferred Stock, their Initial Investment, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or other provisions of these Articles of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to

Class A Common Stock basis.

Material Rights

Distributions of Available Cash.

Distributions of Available Cash from operations of the Corporation shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Distributions Upon Liquidation of the Corporation.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, distributions of its assets shall be made in the following order and priority:

• First, to the holders of Series A Convertible Preferred Stock, any unpaid Annual Series A Return with respect to each Series A share, pro rata, then

• Second, to the holders of Series A Convertible Preferred Stock, their Initial Investment, pro rata, and then

• To the holders of the Series A Convertible Preferred Stock (on an as-converted basis), Class A Common Stock and Class B Common Stock, pro rata, on a pari passu basis.

Dividend Rights

Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common non-voting stock (the "Common Stock") should be undertaken only by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it is a better option than a competing product, or that we will be able to provide the product and service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the Common Stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are the following (a) you are transferring the Common Stock back to the Company, (b) you are transferring the Common Stock to an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce, or (c) you are selling the Common Stock as part of an offering registered with the Commission.

Your investment could be illiquid for a long time

You should be prepared to hold the Common Stock you are purchasing for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there is no established market for the Common Stock, and there may never be one. As a result, if you decide to sell the Common Stock in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the chemical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product from current development efforts or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Zero chemistry. Delays or cost overruns in the development of our Zero chemistry and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that commercialization of our new products, Zero and V-Shield, will be able to gain traction in the marketplace at a faster rate than our current products. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

OSM Shield was originally formed on December 15, 2015, with the first years solely focused on development work. While the Company has generated revenue over the past few years the Company has not yet generated any profits. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OSM Shield has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a relatively short history, a modest number of customers, and modest but growing revenue. If you are investing in this company, it's because you think that OSM Shield's products and service model is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have yet to turn a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), REACh (Registration Evaluation and Restriction of Chemicals within Europe) and other relevant government laws and regulations both domestically and internationally. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 8, 2022.

OSM Shield, Inc

By   /s/ *Mark S Walker*

　　　Name: OSM Shield, Inc

　　　Title:　CEO

Exhibit A

FINANCIAL STATEMENTS

FINANCIAL STATEMENT CERTIFICATION

I, Mark Walker the Chief Executive Officer of OSM Shield, Inc., hereby certify that the financial statements of OSM Shield, Inc. and notes thereto for the periods ending December 31, 2021and included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

OSM Shield, Inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2021



Mark S. Walker, CEO

April 29, 2021

OSM Shield, Inc.
Consolidated Profit Loss
12/31/21

	OSM Shield 12/31/2021	Dri Tek Wuxi 12/31/2021	Eliminating Adjustments	Consolidated 12/31/2021
NO ASSURANCE IS PROVIDED.				
INCOME				
Income - China Consulting	38,100.00	-	(38,100.00)	-
Sales	70,881.25	1,183,812.52		1,254,693.77
Cost of Goods Sold				
Cost of Goods Sold	1,588.00	648,488.97		650,076.97
Freight and Shipping Costs	(1,114.37)	-		(1,114.37)
Total COGS	473.63	648,488.97	-	648,962.60
GROSS PROFIT	108,507.62	535,323.55	(38,100.00)	605,731.17
EXPENSE				
Advertising & Design	-			-
Amortization Expense	3,853.95			3,853.95
Bank Service Charges	665.10			665.10
Bonus & Incentives	2,839.97			2,839.97
Business Meals	2,645.76			2,645.76
Chemical Waste/Disposal	-			-
China Taxes	-	3,084.64		3,084.64
Commission	5,396.06			5,396.06
Computer and Internet Expenses	2,645.79			2,645.79
Consulting	1,000.00		(1,000.00)	-
Contract Labor	160.00			160.00
Contract Labor - China	-	-		-
Depreciation Expense	63,316.22			63,316.22
Entertainment	-			-
Insurance Expense	666.74			666.74
Interest Expense	1,472.78			1,472.78
Lab Services	4,708.53			4,708.53
Management Fees - China	-			-
Marketing Expense	-			-
Miscellaneous Expense	-	-		-
Office Expense	1,328.09	412,980.18	(37,100.00)	377,208.27
Total Payroll Expenses	80,212.96			80,212.96
Postage & Shipping Expense	1,227.11			1,227.11
Professional Fees	8,610.00	(59.46)		8,550.54
Reconciliation Discrepancies	-			-
Rent Expense	6,715.00			6,715.00
Returns & Allowances	1,320.00			1,320.00
Samples	1,220.95			1,220.95
Storage & Warehouse	210.00			210.00
Telephone Expense	1,079.67			1,079.67
Travel Expense	1,411.05			1,411.05
Utilities	436.47			436.47
Total Expense	193,142.20	416,005.36	(38,100.00)	571,047.56
Net Ordinary Income	(84,634.58)	119,318.19	-	34,683.61
Other Income	-	156.23		156.23
Foreign Exchange Gain/Loss	-	1,980.43		1,980.43
Net Income	(84,634.58)	121,454.84	-	36,820.26

No assurance is provided.

OSM Shield, Inc.
Consolidated Balance Sheet
as of 12/31/21

	OSM Shield 12/31/2021	Dri Tek Wuxi 12/31/2021	Eliminating Adjustments	Consolidated 12/31/2021
NO ASSURANCE IS PROVIDED.				
ASSETS				
Current Assets				
Checking/Savings	12,388.77	21,284.57		33,673.34
Accounts Receivable	44,050.00	250,667.01	35,000.00	329,717.01
Due from Dri Tek Trading (Wuxi)	35,000.00		(35,000.00)	-
Due From Dry Tech	9,898.50			9,898.50
Due from Onesource	1,495.31			1,495.31
Inventory Asset	15,636.00			15,636.00
Deferred Bonuses	15,416.00			15,416.00
Prepaid Rent	-			-
Total Current Assets	**133,884.58**	**271,951.58**	**-**	**405,836.16**
Fixed Assets				
Accumulated Depreciation	(85,945.55)			(85,945.55)
Furniture and Equipment - Other	66,296.38			66,296.38
Leasehold Improvements	24,023.00			24,023.00
Total Fixed Assets	**4,373.83**	**-**	**-**	**4,373.83**
Intangible Assets				
Goodwill	230,000.00			230,000.00
Goodwill - Excess of Basis	22,473.82			22,473.82
Goodwill - GILTI	45,547.00			45,547.00
OSM Formula	100,000.00			100,000.00
Start-Up Costs	61,956.25			61,956.25
Trademarks	1,527.10			1,527.10
Accumulated Amortization	(104,520.19)			(104,520.19)
Total Intangible Assets	356,983.98	-	-	356,983.98
Investment - Dri Tek Wuxi	21,000.00	-	(21,000.00)	-
Security Deposits Held	3,965.00			3,965.00
TOTAL ASSETS	**520,207.39**	**271,951.58**	**(21,000.00)**	**771,158.97**
LIABILITIES				
Current Liabilities				
Accounts Payable	117,028.41	122,045.68		239,074.09
Note Payable - Mark Walker	219,944.68			219,944.68
Total Current Liabilities	336,973.09	122,045.68	-	459,018.77
Bridge Loans	249,973.00			249,973.00
Equipment Lease	17,895.88			17,895.88
TOTAL LIABILITIES	604,841.97	122,045.68	-	726,887.65
EQUITY				
Common Stock	-	28,451.05	(21,000.00)	7,451.05
Accumulated Other Comprehensive Income/Loss	-	-	-	-
Net Income/(Loss)	(84,634.58)	121,454.84	-	36,820.26
TOTAL EQUITY	(84,634.58)	149,905.90	(21,000.00)	44,271.32
TOTAL LIABILITIES & EQUITY	**520,207.39**	**271,951.58**	**(21,000.00)**	**771,158.97**

No assurance is provided.

CERTIFICATION

I, Mark S Walker, Principal Executive Officer of OSM Shield, Inc, hereby certify that the financial statements of OSM Shield, Inc included in this Report are true and complete in all material respects.

Mark S Walker

CEO